Chunghwa Telecom participates in an investors conference

Date of events: 2013/03/11

Contents:

1. Date of the investor conference: 2013/03/12

2. Time of the investor conference: 10:30 AM

3. Location of the investor conference: Taipei

4. Brief information disclosed in the investor conference: The conference will be held by BOA.

5. The presentation of the investor conference release: Please refer to newmops.tse.com.tw

6. Will the presentation be released in the Company's website: Please refer to www.cht.com.tw/ir

7. Any other matters that need to be specified: None